Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 333-220423 and 333-235660) and Form S-8 (File No. 333-220426 and 333-206295) of Performant Financial Corporation (the "Company") of our reports dated March 16, 2023, with respect to (1) the consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes and financial statement Schedule II, and (2) the effectiveness of the Company’s internal control over financial reporting, both of which appear in this annual report on Form 10-K for the year ended December 31, 2022.

/s/ Baker Tilly US, LLP

Baker Tilly US, LLP
Milwaukee, Wisconsin
March 16, 2023